SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

NU HOLDINGS LTD.

(the "Company")

UNANIMOUS WRITTEN RESOLUTIONS OF THE BOARD OF DIRECTORS OF THE COMPANY DATED

JULY 12, 2023

We, the undersigned, being all of the Directors of the Company (the “Directors” and, collectively, the “Board”), DO HEREBY CONSENT to the adoption of the following resolutions:

1	Interpretation

Capitalised terms that are not defined in these resolutions have the meanings given to them in the Twelfth Amended and Restated Memorandum and Articles of Association of the Company (the “Articles”).

2	Disclosure of Interest

Each director, by signing these resolutions, declares that:

(a)	their respective interests in the matters referred to in these resolutions have been disclosed in accordance with the requirements of the Articles; and
(b)	they duly considered the matters referred to in these resolutions and consider them to be in the commercial interests of the Company.
3	Call Annual General Meeting/Record Date
3.1	Pursuant to Article 16.1 of the Articles, an annual general meeting of the Company shall be held in each year at such time as is determined by the Board.
3.2	Pursuant to Article 16.3 annual general meetings shall be held in such place as the directors may determine from time to time.
3.3	The directors propose to convene an annual general meeting (the "AGM") to be held at the offices of Nu located at Rua Capote Valente, 120, Pinheiros - São Paulo - Brazil on August 16, 2023 at 2 p.m. Brasilia time. Shareholders shall also be able to participate in the meeting electronically.

3.4	The Directors propose to fix the record date for determining the members of the Company entitled to notice of and to vote at the AGM (the “Members”), and any adjournment or postponement thereof, and to receive the AGM Meeting Materials (as defined below) relating to the AGM to be the close of business (Brasilia (UTC-3)) on July 7, 2023 (the “Record Date”).
4	Chairman
4.1	It is noted that, in accordance with Article 20.2, David Velez (as the Founding Shareholder) is the chairman of the Board (the “Chairman”), and Article 18.4 states that the Chairman (or in his absence the Vice-Chairman) shall preside as chairman of general meetings when present at such meetings.
5	Appointment of Directors
5.1	It is noted that, subject to Article 21.2, in accordance with Article 21.1 directors shall be elected by an Ordinary Resolution of Members at an annual general meeting.
5.2	It accordance with Article 21.2(a) the Founding Shareholder had given the Company notice that he wished to nominate the following Founding Directors to be re-appointed to the Board at the AGM:

(a)       David Velez Osorno;

(b)       Anita Mary Sands;

(c)       Jacqueline Dawn Reses;

(d)       Douglas Mauro Leone; and

(e)       Rogério Paulo Calderón Peres.

5.3	It is RESOLVED that the Founding Directors be included in the Nominees listed below.
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6	Proposal of the Annual General Meeting
6.1	It is noted that the purpose of the AGM is for the Members of the Company to consider, and if thought fit, approve the following resolutions, as the business of the AGM (the "AGM Proposals"):
1.	"To resolve, as an ordinary resolution, that the Company’s audited financial statements and the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 be approved and ratified."
2.	“To resolve, as an ordinary resolution, that the reelection of the individuals listed from “a” to “i” below, as directors of the Company (the “Nominees”), each to serve for a term ending on the date of the next annual general meeting of the Members, or until such person resigns or is removed in accordance with the terms of the Memorandum and Articles of Association of the Company, be approved:
a.	David Velez Osorno;
b.	Douglas Mauro Leone;
c.	Anita Mary Sands;
d.	Daniel Krepel Goldberg;
e.	David Alexandre Marcus
f.	Luis Alberto Moreno Mejia;
g.	Jacqueline Dawn Reses;
h.	Rogério Paulo Calderón Peres; and
i.	Thuan Quang Pham.”
6.2	It is noted that the Board recommends that the Company's members vote “FOR” the approval and ratification of the Company’s 2022 audited consolidated financial statements for the year ended December 31, 2022 and “FOR” the re-election of the Nominees to the Board.
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7	Approval of the AGM Meeting Materials and Proxy
7.1	The Board of Directors is responsible for reviewing and discussing with management the Company’s proxy statement and the form of proxy (the “Proxy”), which will be filed along with any amendments and appendices thereto on Form 6-K with the Securities and Exchange Commission (the “Commission”) on July 17th, , in the same form to be presented to the members prior to the AGM, and based on such discussions, determining whether to approve the Proxy for presentation to the Members.
7.2	Drafts of the form of Notice of the Annual Meeting of Shareholders and Proxy (together, the "AGM Meeting Materials") have been provided to and reviewed and considered in detail by the Directors.
7.3	The Directors approved officers and authorised representatives (the “Authorised Persons”) of the Company, in accordance with the Articles, to in the name and on behalf of the Company file the Proxy with any required amendments thereto with the Commission and to mail or cause to be mailed to each member of record of the Company on the Record Date the AGM Meeting Materials in printed form by mail and publish the AGM Meeting Materials on the Company’s website.
7.4	The requirements for calling and holding the AGM have been considered in detail by the Directors.
7.5	The Directors wished to appoint Beatriz Outeiro, the Legal Director of the Company, as a secretary to the AGM (“AGM Secretary”) to assist the Chairman with the orderly conduct of the meeting.
8	Determination of Independence
8.1	It is noted that the Directors have duly considered all relevant factors, including the beneficial ownership of the Company’s outstanding Ordinary Shares, and have determined that, according to the rules of the Commission and the listing requirements of the New York Stock Exchange (“NYSE”), the following directors, which include all the directors currently serving on the Audit and Risk Committee of the Board, are independent under the applicable rules:
a.	Douglas Mauro Leone;
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b.	Anita Mary Sands;
c.	Jacqueline Dawn Reses;
d.	Daniel Krepel Goldberg;
e.	David Alexandre Marcus;
f.	Luis Alberto Moreno Mejia;
g.	Rogério Paulo Calderón Peres; and
h.	Thuan Quang Pham.
9	Determination of Financial Expert
9.1	It is noted that the Directors have duly considered all relevant factors, including applicable requirements under the rules of the Commission and the NYSE to disclose whether it has at least one “Audit Committee Financial Expert.”
9.2	The Board of Directors, based upon Rogério Paulo Calderón Peres’s prior experience, business acumen and independence, believes that such member of the Audit and Risk Committee is qualified under the applicable rules to be an Audit Committee Financial Expert, and the Board believes that it is in the best interests of the Company to designate him as an Audit Committee Financial Expert and has determined that he has the accounting or related financial management expertise.
10	Resolutions
10.1	Accordingly, it is RESOLVED THAT:
(a)	the AGM will be convened, in accordance with the Articles, at the offices of the Company located at Rua Capote Valente, 120, São Paulo - Brazil on August 16, 2023 at 2 p.m. São Brasilia time (UTC-3);
(b)	in accordance with the Articles, the Record Date for the AGM shall be close of business on July 7, 2023;
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(c)	in accordance with and as permitted by Article 18.4 of the Articles, David Velez (as Chairman of the Board of Directors appointed by the Founding Shareholder in accordance with the Articles) would act as chairman of the AGM;
(d)	Beatriz Outeiro be appointed the AGM Secretary;
(e)	the Proxy, in substantially the form presented to the Board, is approved, with such modifications as the officers of the Company may deem necessary or desirable, and that the Authorised Persons are authorized, empowered and directed to place the Proxy before the members of the Company for the approval of the proposals contained therein to be discussed at the Annual General Meeting;
(f)	it is in the best interests of the Company and its members to put the Proxy before the members for the approval of the proposals contained therein which will be discussed at the Annual General Meeting, and that the Directors recommend to the Members that the Members vote “FOR” the approval and ratification of the Company’s 2022 audited consolidated financial statements for the year ended December 31, 2022 and “FOR” the re-election and election of the Nominees to the Board;
(g)	the Authorised Persons be authorised to finalise the form and terms of the AGM Meeting Materials on behalf of the Company and that any Authorised Person be authorised to execute the AGM Meeting Materials on behalf of the Company in accordance with the provisions of the Articles;
(h)	any Authorised Person be authorised to solicit proxies for the AGM and to act as proxy agents in respect of the AGM;
(i)	the AGM Meeting Materials, when required to be executed by the Company, be executed by the signature of the Authorised Person, according to the Articles;
(j)	all the AGM Meeting Materials be valid, conclusive, binding on and enforceable against the Company when executed and delivered in the manner set out above;
(k)	the Authorised Persons be authorised to mail or cause to be mailed to each member of record of the Company on the Record Date the AGM Meeting Materials in printed form by mail and publish the AGM Meeting Materials on the Company’s website on https://www.investidores.nu/en/;
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(l)	in the name and on behalf of the Company, to approve the designation of Computershare Inc. or any other company one of the Directors deems appropriate, as the Inspector of Elections for the AGM and at any adjournment or postponement thereof and to take or cause to be taken any and all such further actions and to prepare, execute and deliver all such other instruments and documents necessary to carry out fully such designation of the Inspector of the Elections;
(m)	all prior actions taken by any Authorised Person on behalf of the Company in connection with the foregoing resolutions, including but not limited to, the signing of any agreements, resolutions, deeds, letters, notices, certificates, acknowledgements, receipts, authorisations, instructions, releases, waivers, proxies and other documents (whether of a like nature or not) and the payment of all and any related fees and expenses be confirmed, ratified and approved in all respects;
(n)	all the directors currently serving on the Audit and Risk Committee of the Board are independent under the applicable rules;
(o)	the Board of Directors designated Rogério Paulo Calderón Peres as an Audit Committee Financial Expert and as the members of the Audit and Risk Committee with accounting or related financial management experience required under the applicable rules; and
(p)	subject to the AGM proposals being duly passed at the AGM, the Company Secretary be and is hereby instructed to make all necessary filings with the Registrar of Companies in relation to the appointment of the Nominees as directors of the Company.

[Signature pages follow]

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IN WITNESS WHEREOF, each of the undersigned, being all of the Directors of the Company for the time being, has executed these resolutions in writing on the date indicated above. These resolutions may be executed in counterpart and each counterpart shall be deemed to be an original and which counterparts when taken together shall constitute one and the same instrument.

________________________________ David Vélez Osorno	________________________________ Anita Mary Sands
________________________________ Daniel Krepel Goldberg	________________________________ David Alexandre Marcus
________________________________ Douglas Mauro Leone	________________________________ Jacqueline Dawn Reses
________________________________ Luis Alberto Moreno Mejia	________________________________ Rogério Paulo Calderón Peres
________________________________ Thuan Quang Pham

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  July 19, 2023